Exhibit (a)(1)(I)

[NAVIGANT LOGO]

To:	All Navigant Consulting Employees
From:	Jennifer Schulte, Human Capital Officer
Date:	May 9, 2007
Subject:	“Dutch Auction” Tender Offer Information

As announced in the April 26, 2007 first quarter earnings release, the Company is commencing a modified “Dutch Auction” tender offer to purchase up to 10.5 million of its shares of common stock. Attached below is the press release which was distributed this morning announcing the commencement of the “Dutch Auction” tender offer.

In the tender offer, the Company is offering to purchase up to 10.5 million shares at a price per share not greater than $22.50 nor less than $19.50, for a maximum aggregate purchase price of $236.25 million. The 10.5 million shares proposed to be purchased represent approximately 18% of the Company’s issued and outstanding shares as of May 4, 2007. The tender offer will commence May 9, 2007 and is expected to expire at 5:00 p.m., New York City time, on June 7, 2007, unless extended by the Company.

Navigant employees who own stock in the Company may at their discretion elect to participate in the tender offer. Provided below are some FAQ’s related to this process, as well as additional information regarding the tender process.

FAQ

1.	What are the terms of the tender offer?

The Company is offering to purchase up to 10.5 million shares at a price per share not greater than $22.50 nor less than $19.50, for a maximum aggregate purchase price of $236.25 million. The 10.5 million shares proposed to be purchased represent approximately 18% of the Company’s issued and outstanding shares as of May 4, 2007. The tender offer will commence May 9, 2007 and is expected to expire at 5:00 p.m., New York City time, on June 7, 2007, unless extended by the Company.

2.	Can employees participate in the tender offer?

If you own stock in the Company, then you can participate in the tender offer. None of our directors and executive officers intends to tender any of their shares in the Tender Offer, except for our Executive Vice President and Chief Financial Officer, Ben W. Perks, who announced in April 2007 that he intends to retire this summer after an orderly transition with his yet to be named successor. Mr. Perks has advised us that he may participate in the Tender Offer. Management and the board of directors are not making any recommendation as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares.

3.	Does this affect all worldwide employees?

The tender offer is open to all shareholders of the Company, and any employee who holds shares may elect to participate in the tender offer if he or she so chooses. The tender offer documentation and instructions on how to participate will be mailed to all shareholders beginning on Wednesday, May 9, 2007. For additional information, contact D.F. King & Co., the information agent, at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International).

4.	Is there a recommendation on whether employees should tender their shares?

None of the Company, its board of directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendations to shareholders as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which a shareholder will tender them. In doing so, a shareholder should read carefully the information in the tender offer documentation, including but not limited to, the Offer to Purchase and the related Letter of Transmittal, and consult with his or her own financial and tax advisors to determine whether to participate in the tender offer.

5.	What are the personal tax implications of tendering shares?

The tax consequences are complex and will differ depending upon each shareholder’s particular circumstances. We strongly encourage each shareholder to read the tender offer documentation and seek personal tax advice before deciding whether to participate in the tender offer.

6.	Does this impact stock awards related to annual Performance Reviews?

The tender offer plans announced today have no impact on our plans for stock awards or other aspects of Performance Review compensation.

7.	How can I participate?

All shareholders will be mailed information beginning on Wednesday, May 9, 2007. Information can also be obtained by contacting D.F. King & Co., the Information Agent, at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International). If you hold your stock in a brokerage account you may also contact your broker. Participants in the Company’s 401(k) will receive a communication directly from Fidelity. Additional information is provided below.

Process for Tendering Shares

a.	401(k) Plan Shares

Employees who hold Company shares in the Company’s 401(k) plan will receive a communication directly from Fidelity. Participants in the Company’s 401(k) may elect to tender some or all of those shares. For information concerning the procedure for tendering shares attributable to your 401(k) account, please contact a Fidelity Benefits Representative at (800) 890-4015 in the United States or (877) 833-9900 internationally.

b.	ESPP Program Shares

Employees who hold shares purchased through the ESPP may elect to tender some or all of those shares as outlined in the tender offer documentation and instructions. For more information on tendering ESPP related shares contact D.F.

King & Co., the information agent, at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International).

c.	Stock Options

Since the tender offer only applies to issued shares of Company common stock, an employee who currently holds unvested options who may not exercise those options until they vest cannot tender those shares. If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plan or plans and tender the shares received upon such exercise in accordance with the tender offer. Holders of vested but unexercised options should evaluate the tender offer documents carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices and the provisions for pro rata purchases by the Company. For information concerning the procedure to tender shares please contact a D.F. King & Co. representative at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International).

Employees should note that an exercise of a stock option may not be revoked even if (i) the shares acquired are tendered and not purchased in the tender offer or (ii) the Company employee elects to revoke his or her tender of shares.

d.	Restricted Shares

Employees who hold vested restricted shares may elect to tender some or all of those shares if the restrictions have lapsed. For information concerning the procedure to tender shares please contact a D.F. King & Co. representative at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International) or contact your broker.

e.	Restricted Shares Issued in Acquisition Transactions

If the contractual restrictions on the shares have lapsed, then the holder of shares issued pursuant to acquisition transactions may elect to tender some or all of those shares. For information concerning this procedure to tender shares please contact a D.F. King & Co. representative at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International) or contact your broker.

f.	Other Brokerage Account Shares

For information on tendering shares held in a brokerage account or directly in your name, contact a D.F. King & Co. representative at (888) 542-7446 (US and Canada) or (212) 269-5550 (collect—International) or contact your broker directly.

Tender offer statement

This communication is for informational purpose only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the Company is sending to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at http://www.sec.gov without charge. Shareholders will also be able to obtain copies of the Offer to Purchase and related materials, as filed with the Commission (excluding exhibits), without charge from the Company or by written or oral request directed to the Information Agent, D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, telephone number (888) 542-7446 (international calls, banks and brokers call collect (212) 269-5550).